

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Joseph Alkire
Chief Financial Officer
Kontoor Brands, Inc.
400 N. Elm Street
Greensboro , North Carolina 27401

> **Re: Kontoor Brands, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Form 8-K furnished November 2, 2023**
> **File No. 1-38854**

Dear Joseph Alkire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Macroeconomic Environment and Other Recent Developments, page 25

1. We note your disclosure that "macroeconomic conditions, including inflation" is a current trend impacting your business. We note, for example, your disclosure that gross margins have been impacted by 'increased product and ocean freight costs due to inflationary pressures.' In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, if material. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
2022 Compared to 2021, page 27

2. We note that inyour discussion of your results of operations, starting on page 27, you qualitatively describe multiple factors that impacted the income statement line items in each respective reporting period. For example, your discussion of the year over year

drivers of gross margin was "primarily driven by increased product and ocean freight costs due to inflationary pressures, as well as higher provisions for inventory losses. These decreases were partially offset by benefits from strategic pricing." In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Form 8-K furnished November 2, 2023

2023 Outlook, page 4

3.      We note that in the bullet points at the top of the earnings release, as well as in the 2023 Outlook section on page 4, you disclose several adjusted GAAP measures. Please revise future filings to reconcile any forward-looking non-GAAP measures to the most comparable GAAP measure, or alternatively, disclose that the reconciliation cannot be provided without unreasonable efforts as set forth in Item 10(e)(1)(i)(B) of Regulation S-K. Also see guidance in Question 102.10(b) of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Summary of Select GAAP and Non-GAAP Measures, page 15

4.      We note that you present a column titled "GAAP" for the three months ended September 30, 2023 and 2022 and a column titled "Adjusted" for the three months ended September 30, 2022. We also note that measures for EBIT and EBITDA are included under the GAAP columns. Please note that both EBIT and EBITDA are considered Non-GAAP financial measures and should not be included in a column that is labeled as "GAAP." Please revise future filings accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing